UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-19621
CUSIP NUMBER 03814F 20 5

(Check One):	Form 10-K ☑ ☐	Form 20-F ☐	Form 1l-K ☐	Form 10-Q ☐ ☑	Form 10-D ☐	Form N-SAR ☐	Form N-CSR ☐

For Period Ended:  January 2, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Appliance Recycling Centers of America, Inc.
Full Name of Registrant

Former Name if Applicable

175 Jackson Ave N. Ste 102
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55343-4565
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant required additional time to resolve certain technical matters with the filing for its Form 10-K for the fiscal year ended January 2, 2016. Accordingly, the Form 10-K was not filed within the prescribed time period but now has been submitted for filing.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Jeffery Ostapeic	(952)	930-9000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑  No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported revenue of $111.8 million for fiscal 2015, compared with revenues of $130.9 million for fiscal 2014. Net loss attributable to controlling interest was $2.7 million for the year ended January 2, 2016, compared to net income attributable to controlling interest of $0.8 million for the year ended January 3, 2015. The results reported were unfavorably impacted by lower appliance replacement and recycling volumes, the declines in the selling prices of scrap metal and other byproducts that we sell, and a decline in carbon offset revenues as compared to fiscal 2014.

Appliance Recycling Centers of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2016	By:	/s/ Jeffery Ostapeic
Jeffery Ostapeic
Chief Financial Officer

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